SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

July 23, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Yuna Peng, Esq.
Kristin Shifflett
Mail Stop 3561

Re:        Coda Octopus Group, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-143144

Dear Ms. Peng:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 1 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed on May 22, 2007.

By letter dated June 18, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Prospectus Cover Page

1.  Please highlight the risk factors cross-reference by prominent type.

The Company has made revisions in accordance with the Staff’s comment.

Outside Back Cover Page of Prospectus

2. Please include the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-B.

The Company advises the Staff that this is not an underwritten offering and therefore the requested language is inappropriate to be included.

Prospectus Summary, page 1

3. Revise the first sentence under General to make “are expected” active voice so investors can judge who expects the development you discuss.

The Company has made revisions in accordance with the Staff’s comment.

4. Revise the first bullet on page 1 to disclose your $2.5 million loss on $2.7 revenues for the first quarter of ‘07 so investors can have a context to understand the rest of the bullet.

In response to comment No 6, the Company has added a paragraph providing disclosure respecting the Company’s revenues and losses for the most recent audited as well as unaudited stub periods which it believes provides sufficient context to understand the entire summary.

5. You state that you believe that you have the ability to capitalize on the opportunity as a result of “first mover advantage in 3-D sonar markets.” Please provide the basis for the claim. In this regard, we note the first risk factor on page 6 discusses that there are competitor with substantial longer operating histories and greater name recognition.

The Company has made revisions in accordance with the Staff’s comment. See pages 1 and 19 of the Registration Statement.

6. Please expand this section to disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital and the amount of your accumulated deficit. We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

The Company has made revisions in accordance with the Staff’s comment.

Acquisitions, page 2

7. Revise the first paragraph for clarity. Is the $286,000 in common stock part of the purchase price you might be obligated to pay?

The Company has made revisions in accordance with the Staff’s comment. See page 2 of the Registration Statement.

Risk Factors, page 3

8. Please delete the fourth sentence of the opening paragraph. If you know of additional material risks, please identify them.

The Company has made revisions in accordance with the Staff’s comment.

9. We note your discussion regarding increased reliance on sales to government agencies. Please disclose whether any of your key customers account for 10% or more of your revenues for the last fiscal year and if so, please name them and give the percentage.

The Company has made revisions in accordance with the Staff’s comment. See pages 4, 25 and 26 of the Registration Statement.

We have incurred significant losses to date, page 3

10. Include your stub period losses here.

The Company has made revisions in accordance with the Staff’s comment.

Management’s Discussion and Analysis or Plan of Operation, pag&9

General

11. Please explain what you mean by “disruptive technology qualities.”

The Company has made revisions in accordance with the Staff’s comment. See page 10 of the Registration Statement.

Results of Operations. Page 11

12. We generally believe that your discussion of financial results between periods can be further enhanced with the presentation of a table showing summarized financial results for the periods under consideration. We believe that this type of presentation provides the reader further clarification. As such, consideration should be given to adding a table that would provide a comparison of financial results between periods. Please refer to Section III.A. (Presentation of MD&A) in FRR-72 (Release No- 33-8350).

The Company has added a table in accordance with the Staff’s comment.

13. In the Employment Agreements section, starting on page 31, we noted that several of your key employees were granted significant salary increases effective November 1, 2006. As these increases will represent a material change in your selling, general and administrative expenses in future periods, please discuss these changes as items that will have an effect on future operations.

The Company has made revisions in accordance with the Staff’s comment. See page 14 of the Registration Statement.

Liquidity and Capital Resources. Page 12

14. If you have a plan to reduce your losses or become profitable, we encourage you to discuss it here.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the Registration Statement.

Inflation and Foreign Currency, page 13

15. It appears that a significant amount of your business is transacted in foreign currency, mainly the pound sterling and the Norwegian kroner. Please revise your foreign currency disclosure to include the approximate amount of your business that is impacted by changes in foreign currency as well as a sensitivity analysis for changes (e.g. 10%) that may occur between the U.S. dollar and the foreign currencies.

The Company has made revisions in accordance with the Staff’s comment. See page 16 of the Registration Statement.

Financing Activities. page 14

16. Based upon your statement of stockholders’ equity on page F4, it appears that some of the Series A Preferred Stock was issued in exchange for debt, and not solely for cash consideration. Please revise your disclosure so that it is consistent with information presented in your financial statements and throughout the document.

The Company has made revisions in accordance with the Staff’s comment. See page 17 of the Registration Statement.

Business, page 15

17. Please revise the disclosure to include a discussion of the information required by Items 101(b)(5), (6), (8), and (9).

The Company has made revisions in accordance with the Staff’s comment. See page 27 of the Registration Statement.

18. For each of the products you discuss, please disclose the price or price range you charge.

The Company has made revisions in accordance with the Staff’s comment. See pages 22-24 of the Registration Statement.

Outstanding Equity Awards and Director Compensation Tables, page 31

19.  Please revise to fully comply with Items 402(d) and (e) of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See pages 34 and 35 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 37

20. Please disclose the percentage of ownership for Vision Opportunity. We note footnote 11 states that the percentage ownership for Vision Opportunity Master Fund reflects a 9.9% ownership limitation provision.

The Company has made revisions in accordance with the Staff’s comment. See page 41 of the Registration Statement.

21. Please identify the beneficial owner(s) for Vision Opportunity Master Fund. We refer you to Instruction 4 to Item 403 of Regulation S-B.

The Company has made revisions in accordance with the Staff’s comment. See page 41 of the Registration Statement.

22. We note that there is a 4.9% ownership limitation with each of the beneficial owners, but the limitation may be changed to 9.9%. Please advise whether and how you will update the beneficial ownership table.

The Company advises the Staff supplementally that if any of the investors exercise their right to waive the 4.9% limitation prior to the effectiveness of the Registration Statement, the Company will reflect such waiver and the resulting increased ownership percentage in a pre-effective amendment to the extent required to be filed in response to Staff comments or to update other material disclosures.

Certain Relationships and Related Transactions, page 43

23. On May 10, 2007, the company repurchased 18,181 shares of Series B preferred Stock from Vision at a purchase price of $110 per share for a total of $1,999,990. Please disclose the approximate dollar value of the amount of the related party’s interest in the transaction. See 404(a)(4) of Regulation S-B. Please revise accordingly for all of the related party transactions disclosed in this section.

The Company has made revisions in accordance with the Staff’s comment. See page 47 of the Registration Statement.

Series B Preferred Stock, page 45

24. Your disclosure states that there is currently no Series B Preferred Stock issued. However, based on the information provided on page 14 and in your statement of stockholders’ equity, there appears to be Series B Preferred Stock issued and outstanding. Please revise for consistency throughout the filing.

The Company advises the Staff that the disclosures in the statements of stockholders’ equity speak as of the respective dates set forth in the financial statements. Shares of Series B Preferred Stock were issued and outstanding as of those dates. The disclosures in the forepart of the Registration Statement speak as of more recent dates when those shares had been repurchased and cancelled.

Consolidated Statements of Operations and Comprehensive Loss For the Years Ended October 31, 2006 and 2005, page F-3

25. Please tell us what types of expenses are classified as “Non-recurring expenses” within your operating expenses section. If the expenses classified as such are expenses that are incurred within the normal operations of the business, please modify the caption to “Other operating expenses” with appropriate note disclosure of its components or label the caption with the specific nature of these expenses. We believe this will provide enhanced understanding and detail to readers of your financial statements.

The Company advises the Staff that the non-recurring expenses incurred during the year ended October 31, 2006 were primarily related to the due diligence and acquisition of Martech and were comprised primarily of consulting, legal, financial advisory and accounting fees.

Accordingly, the company has made the following additional financial footnote disclosure:

Note 12 - Other Operating Expenses

During the years ended October 31, 2006 and 2005, the Company incurred other operating expenses comprised of professional and legal fees incurred in connection with the acquisition of Martech and related financial advisory services.

Consolidated Statements of Cash Flows. pages F-5 and F-17

26. Reference is made to your fiscal 2006 and interim (January 2007) reconciliation of operating activities cash flows that begins with the amount of “Net Loss Applicable to Common Shares, “rather than the amount for “Net Loss” In accordance with the guidance in paragraph 28 of SPAS 95, please begin with the amount of Net Loss as reported in your consolidated statement of operations in reconciling to net cash (used) / generated by operating activities. In this regard, the financing activity section will include payments of cash dividends on preferred stock and gross proceeds on sale of equity securities with a beneficial conversion feature. Please revise the operating activities section in the annual and interim Consolidated Statements of Cash Flows, accordingly.

The Company has revised the annual and interim consolidated statements of cash flows to begin with the amount of net loss as reported in the consolidated statements of operations in accordance with the Staff’s comment. The Company has also included payment of cash dividends on preferred stock and gross proceeds on the sale of equity securities with the beneficial conversion feature.

27. We note that your first and third paragraph in the Supplemental Disclosures contain statements that appear to be incomplete. Please revise.

The Company has made revisions in accordance with the Staff's comment.

Note 1 — Significant Accounting Policies (Stock Based Compensation) — page F-8

28. We note your audit opinion states that you have adopted the provisions of SPAS 123(R) as of January 1, 2006. However, your stock-based compensation footnote references the guidelines of SFAS 123, and your accounting under SFAS 123(R) is not evident. Please revise to discuss your implementation of SPAS 123(R), both here and in the interim period footnotes. In addition, please revise to include the current year effect of the change on your financial statements due to the implementation of SFAS 123(R), as well as the disclosures required by paragraph 84 of SPAS 123(R). Please also revise the Critical Accounting Policies discussion in MD&A (page 11), accordingly.

The Company has made revisions in accordance with the Staff’s comment. See page F-8 of the financial statements included in the Registration Statement.

Note 2— Fixed Assets. page F-9

29. Please revise to ensure that the information presented in the charts agrees with your balance sheet as of October 31, 20(b. Additionally, we note that the reconciliation of Property and Equipment presented shows a change in accumulated depreciation of ($246,141) from 2005 to 2006, while you disclose that you recorded depreciation expense of $52,396. As such, please provide a reconciliation of your property and equipment, including accumulated depreciation, from October 31, 2005 to October 31, 2006, showing all purchases, disposals and other changes (such as those resulting from acquisitions).

The Company advises the Staff that the property and equipment acquired as part of the acquisition of Martech Systems (Weymouth) Limited were incorrectly disclosed in the notes to the financial statements at their gross value. This disclosure has been corrected in the notes to the financial statements. The following is a reconciliation of the property and equipment and rental equipment:

Property & Equipment reconciliation		Rental Equipment reconciliation

	Total		Total

Beg Balance - Nov 1, 2005	$450,893	Beg Balance - Nov 1 2005	$240,876
Acquisition	37,126	Acquisition	-
Additions	138,171	Additions	-
Writeoffs	(6,758)	Writeoffs	-

End Balance - Oct 31, 2006	$619,432	End Balance - Oct 31, 2006	$240,876

Acc. Dep Beg Bal - Nov 1, 2005	$418,065	Acc. Dep Beg Bal - Nov 1, 2005	$40,146

Acquisition	-	Acquisition	-
Expense	52,396	Expense	79,879
Writeoffs	(6,758)	Writeoffs	-

Acc. End Balance - Oct 31, 2006	$463,703	Acc. End Balance - Oct 31, 2006	$120,025

Net book value at Oct 31 2006	$155,729	Net book value at Oct 31 2006	$120,851

Note 10— Acquisition. page F- 14

30. In the acquisition of Martech Systems (Weymouth) Limited, we note you allocated approximately $1 million of the purchase price to goodwill with no other specific identifiable intangible assets allocated any significant amount of purchase price. From the Business section that describes this acquisition, we note that Martech had an extensive network of personal contact base established in the industry (page 17) as well an established and growing revenue stream in the defense sector (page 21). In addition, we note that your research and development expenses have significantly increased by 200% to $3.13 million in fiscal 2006 and production was Martech’s most significant cost. Therefore, it is unclear why a significant amount of the purchase price in the acquisition of Martech has not been allocated to specific identifiable intangible assets, such as customer-related or supplier-related intangible assets, or research and development expense in accordance with the guidance in Appendix A (paragraph A14.b) and paragraph 42, respectively, of SPAS 141 as well as FASB Interpretation No.4. Please advise on your evaluation of specific identifiable intangible assets and in-process research and development expense for this acquisition and revise the financial statements, as necessary.

The Company advises the Staff supplementally that in connection with the acquisition of Martech System (Weymouth) Limited, it reviewed the requirements of SFAS No. 141, and concluded the material intangible assets acquired were comprised of:

•	The assembled workforce and the related industry, institutional and local market knowledge

•	Presence in the United Kingdom (Britain) marketplace

•	Favorable relationships with UK government departments and agencies

Accordingly, the material identifiable intangible assets did not meet the separability criteria as defined by FAS no 141, paragraph 39 for recognition apart from goodwill

The Company considered and evaluated the value of existed customer-related and supplier -related relationships at the time of purchase and concluded these intangible assets were immaterial to the financial statements taken as a whole.

Accordingly, the Company allocated the excess of the consideration paid over the fair value of the assets acquired to goodwill in accordance with FAS No. 141, paragraph 43.

The Company advises the Staff further that substantiality all of the Company’s research and development costs were incurred by its Norwegian subsidiary and charged to operations in the period incurred.

The Company advises the Staff further that it believes its accounting for intangible assets is reasonable and in accordance with generally accepted accounting principles.

We have also modified our disclosures to the Business Section describing the Martech operations. See pages 21 and 25 of the Registration Statement.

31. Furthermore, please revise the acquisition note to disclose the primary reasons for the Martech acquisition, including a description of the factors that contributed to the recognition of any significant amount of goodwill in accordance with the guidance in paragraph 51(b) of SPAS 141.

The Company has made revisions in accordance with the Staff’s comment.

Notes to Consolidated Financial Statements as of January 31. 2007, page F-20

32. Per Item 310(b) of Regulation S~B, interim financial statements are required to include all adjustments which are necessary to make the financial statements not misleading, and must contain a statement affirming this. This statement is generally included in the first note to the interim financial statements. Please ensure that all such adjustments have been made and include the requisite affirmative statement in the interim financial statements.

The Company has made revisions in accordance with the Staff’s comment. See page F-20 of the financial statements included in the Registration Statement.

Independent Auditors’ Report— Martech Systems (Wevmouth~ Limited (“Martech’C).~

33. The audit report of your independent auditor, Coyne, Butterworth & Chalmers, should cover both audited fiscal years (October 31, 2004 and 2005) included in the audited financial statements and ~ solely Martech’s most recent audited fiscal year of October 31, 2005 presented in the filing. As such, please revise the audit report to include in the first paragraph and the Opinion paragraph the audit of the fiscal 2004 financial statements.

A revised audit report has been included in the Registration Statement.

34. Please revise the auditors’ report to also include the Cash Flow Statement (see Martech financial statements comment below) in the first paragraph as well as the Opinion paragraph for each of the two years ended October 31, 2005 and 2004. In addition, please revise the Opinion paragraph to opine on the balance sheet as of October 31, 2005 and 2004.

A revised audit report has been included in the Registration Statement.

35. Please revise the auditors’ report to include a statement that the audit was conducted in accordance with U.S. GAAS. As Martech is a non-issuer entity whose financial statements are filed to satisfy the requirements of a business acquired for Item 310(c) of Regulation S-B, the audit report only requires reference to U.S. GAAS and not PCAOB standards. In this regard, please revise paragraphs 3 and 4 (Respective responsibilities of directors and auditors) and 8 (Basis of audit opinion), as applicable. Refer to the guidance in Item 8.A.2 of Form 20-F or Securities Act Release 33-7745. Please revise accordingly.

A revised audit report has been included in the Registration Statement.

36. In the third paragraph of the audit report, we note certain language where the auditors’ clarify the parties to whom they owe a duty of care and avoiding unintended liability to third parties who may seek to rely on their audit opinion. Although this language may be permitted by UK law, the audit reports filed by foreign private companies as contained in Commission filings should not contain similar clarifying language in accordance with U.S. GAAS or PCAOB standards, as applicable. Please revise the report so that it contains an “unrestricted” audit opinion without any clarifying language for purposes of U-S. reporting. Please refer to the guidance in the Office of Chief Accountant Letter dated February 28, 2003 on “The Use of Clarifying Language in UK Audit Opinions”. This letter can be located on the SEC website (www.sec.gov) under Division! Offices (Office of Chief Accountant) and then Staff Letters to Industry.

A revised audit report has been included in the Registration Statement.

Martech Systems (Weymouth) Limited Financial Statements, page F-34 and F-38

37. Please include an audited Cash Flow Statement for each of the two years ended October 31, 2005 and 2004. The audited Cash How Statement should be opined upon in the auditors’ report as cited in the comment above. In addition, please include unaudited interim Cash Flow Statements for the six months ended April 30, 2005 and the comparative six month period in fiscal 2004. Refer to the financial statement guidance in Item 8.A.l.d. of Form 20-F. Please revise accordingly.

Audited cash flow statements have been included in accordance with the Staff’s comment.

38. We note that Martech’s unaudited interim financial statements as of April 30, 2005 and 2004 do not contain any notes to the financial statements. In accordance with the guidance in Item 8.A.5 of Form 20-F, please revise to include the applicable note disclosures.

The Company has included notes to the interim financial statements in accordance with Item 310 of Regulation S-B.

Note 1 — Accounting Policies, page F-36

39. Please consider expanding the accounting policies for Martech as the current disclosure appears very limited in this area. Among other policies that may require disclosure, we have noted some items below that appear applicable and material for which the accounting treatment under 13K GAAP should specifically describe its material accounting policies. In addition, we also refer you to some US GAAP policies (which may not be all inclusive) for your evaluation of any differences between 13K and US GAAP in these areas; RSBM/coyne

1. Turnover -- The factors and conditions on when turnover (i.e. revenue) is recognized, including whether the “substance” principles of FRS 5 and 18 guide the selection of the appropriate policy. Please refer to Staff Accounting Bulletin 104 and SOP 81-1 (AICPA Audit Guide for Government Contractors) under US GAAP.

2. Accruals -- The factors and conditions that require the recognition of an accrual or contingent liability and the disclosures required by the Companies Act 1985 or FRS 12. Please refer to SFAS 5 under 135 GAAP.

3.  Taxes— The recognition of corporation tax and deferred tax under the provisions of ERS 16 and FRS 19, respectively. Please refer to SFAS 109 under US GAAP.

4. Employee Benefits -- The accounting for short-term employee benefits (e.g. holiday pay, sick pay, etc.) and the defined contribution plan (FRS 17). Please refer to SPAS 43, 87, 132(R) and 158 for US GAAP.

5. Related Party -- Disclosure of transactions with directors under the Companies Act 1985, The Listing Rules or FRS 8. Please refer to SFAS 57 and Staff Accounting Bulletin 79 for US GAAP.

For all significant accounting policies, please review for any differences under U.S. GAAP and the reconciliation note (9) should describe the differences with the quantified impact on net loss and shareholders’ equity, as applicable.

The Company has expanded the disclosures to the October 31, 2005 and 2004 Martech financial statement in accordance with the Staff’s comment.

Miller and Hilton, Inc.
Financial Statements, page F-42

40. We note your acquisition of Miller and Hilton, Inc. (d!b/a Colmek Systems Engineering) is significant under the rules of Item 3 10(c) of Regulation S-B and, as such, you have provided audited year end financial statements as of October 31, 2006 and 2005. However, as Colmek was acquired in April 2007, please also include updated interim financial statements for the most recent period (i.e. three months ended January 31, 2007) prior to the acquisition, along with the comparable period of the preceding year. Reference is made to the applicable guidance in Item 31 0(c)(3)(i) of Regulation S-B. Please present the unaudited financial statements in accordance with the guidance in Item 310(b) of Regulation S-B. Please revise accordingly.

Revised financial statements have been included in accordance with the Staff’s comment.

Note 5 — Stock Subscription Note Receivable—</ str ong>Related Party. page F-50

41. Reference is made to the fiscal 2006 (i.e. November 2005) sale of treasury shares to officers for $94,500 in notes receivable where $119,835 was previously charged to retained earnings for the difference between the value of the treasury stock ($214,335) and the notes received from the officers ($94,000). We also note that you now have forgiven the notes receivables from each of these officers. In this regard, as this transaction is with officers of the company, it appears accounting as a compensatory arrangement applies. As such, it appears the $119,835 difference between the value of the shares and the $94,000 initially due from the officers should be reflected as compensation expense, rather than a charge to retained earnings in fiscal 2006, In a similar manner, it appears the forgiveness of the $94,000 in notes receivable from the officers should be reflected as compensation expense in the fiscal 2007 quarterly period when the notes were forgiven. For any changes in financial statements, please also provide the appropriate disclosure in the notes and recognition in the auditor’s report in accordance with the guidance in SPAS 154 (paragraph 26) and Section 420.12 of the Codification of Statements of Auditing Standards. Please advise and revise the financial statements, as applicable.

The Company advises the Staff that it has accounted for the gains and losses from the sale of its treasury stock as capital transactions as required by APB no. 6, paragraph 12(b). The Company is unaware of an accounting pronouncement or authoritative literature that supports the Staff’s comment.

The Company advises the Staff further that it believes its accounting for treasury stock transactions is reasonable and in accordance with generally accepted accounting principles.

Unaudited Pro Forma Condensed Financial Information, page F-56

42. With respect to the preparation of pro forma financial information, the guidance in Note 2 of Item 310 of Regulation S-B provides that Article 11 in Regulation S-X offers enhanced guidance for the preparation, presentation and disclosure for pro forma information. Therefore, please note that the comments below refer you to the appropriate guidance as cited in Article 11 of Regulation S-X.

The Company has taken note of the Staff’s comment.

43. Please also include an interim period pro forma statement of operations for the three months ended January 31, 2007 with appropriate note disclosures. Please refer to the guidance in Item 1 1-02(c)(2)(i) of Regulation S-X.

The Company has included an interim period pro forma statement of operations for the three months ended January 31, 2007.

44. Please revise the pro forma statements to include a pro forma balance sheet as of January 31, 2007. In this regard, a pro forms balance should be presented as of the most recent period for which a consolidated balance sheet is presented in the filing (i.e. currently January 31, 2007) and not the most recent fiscal year end. Refer to the guidance in Item 1 1-02(c)(1) of Regulation S-X. Please revise accordingly.

The Company has included an interim period pro forma statement of operations for the three months ended January 31, 2007.

Pro Forma Statement of Operations— Fiscal Year Ended October 31.. 200& page F-S 8

45. As Martech was acquired during the fiscal year ended October 31,2006 and is not reflected in your 2006 fiscal year historical results of operations for the entire period, please revise the pro forma statement of operations for the year ended October 31, 2006 to include separate columns for (i) Martech’s pre-acquisition historical results of operations from the beginning of the 2006 fiscal year (November 1, 2005) through its date of acquisition on June 25, 2006 and (ii) any related pm forma adjustments assuming Martech was acquired as of the beginning of the 2006 fiscal year. Among other items, in the pro forma adjustments, please consider the information disclosed in Note 10 (Acquisitions) on page 14 for the elimination of any investment income on the cash used to acquire Martech, the amount of any interest and the exchange rate movements on amounts due to Martech at the date of acquisition and the impact of common stock due to Martech based on its performance. Please refer to the guidance in Item 1 1-01(a)(1) of Regulation S-X and revise accordingly.

The Company has revised the pro forma statements of operations to include Martech’s pre-acquisition historical results of operations.

46. As Martech is a UK company with its historical financial statements being presented under UK GAAP and UK currency (“Pound Sterling”), the historical information for Martech in the pro forrna statement of operations will require conversion and translation of their UK GAAP and UK Pound Sterling to U.S (MAP and U.S dollar amounts, respectively, to conform to the presentation used by the registrant on a U.S. reporting basis. To afford this presentation, please include a detailed footnote that presents the reconciliation of Martech’s financial information from a UK C}AAP and UK Pound Sterling basis with appropriate adjustments thereto in deriving the US GAAP and US dollar basis financial information. Please include appropriate note disclosures so that investors can clearly understand the nature of conversion and translation adjustments from a UK GAAP and UK Pound Sterling basis to the US GA.AP and US dollar basis, respectively. In translating from a U.K Pound Sterling to US dollar amounts, please use the weighted average exchange rate between the UK Pound Sterling and US dollar for the approximate 8 month period (Nov 2005 — June 2006) that Martech’s pre-acquisition results of operations is being presented in the pro fonna statement of operations. Also, please ensure that the U.S GAAP and US dollar amounts as presented in the footnote conforms to the amounts as reflected for Martech in the pm fonna statement of operations. Please revise accordingly.

The Company has included a footnote reconciling Martech’s financial information from UK GAAP to and pound sterling to US GAAP and US dollar basis.

Other Pro Forma Financial Information

47. Reference is made to the 3rd, 5th and 6th paragraphs in Note 11 (Subsequent Events) on page F-29 where you sold 15 million units of common stock, converted Series A and B preferred stock into 2.9 million common shares and repurchased approximately $20 million of Series B preferred stock, respectively. As these three subsequent events have a material impact on your balance sheet and statement of operations (including net loss applicable to common stock and per share amounts), please expand both the pro forma balance sheet and statements of operations to include a separate additional column labeled “Other Security Transactions” for the impact of these significant transactions. Please also include appropriate note disclosure detailing the nature of each adjustment on the pro forma statements with clear explanations of the assumptions involved. Refer to the guidance in Item 11-01(a)(8) of Regulation S-X. Please revise accordingly. Section in red is incorrect.

The Company has expanded the pro forma financial information to include the securities transactions that occurred subsequent to January 31, 2007

Notes and Adjustments to Condensed Pro Forma Financial Statements, page F-59

48. Reference is made to adjustment 3 where you issued $700,000 of Promissory Notes and paid $800,000 in cash to acquire Colmek. Please include pro forma adjustments for the impact of interest expense on the $700,000 note and the elimination of any historical investment income on the $800,000 of cash that was used as part of the purchase price for this acquisition. In addition, please provide clear note explanations of each adjustment including the terms of the promissory note and the interest rate thereof. Please refer to the guidance in Item 11-02 of Regulation S-X and revise accordingly.
We have included pro forma adjustment for the impact of the financing costs related to the Colmek debt

49. Please adjust the pro forms statement of operations for the tax effects of applicable pm forma adjustments that is generally calculated at the statutory rate in effect during the period in accordance with Instruction 7 of Item 11-02(b) of Regulation S-X.

The Company has adjusted the pro forma financial information for the tax effects applicable to the acquisition.

50. We note that you preliminarily allocated all excess purchase price on the acquisition of Colmek entirely to goodwill. Please evaluate whether any specific identifiable intangible assets were acquired in this acquisition that should be allocated significant purchase price in accordance with the guidance in paragraph 39 and Appendix A in SPAS 141. For example, from disclosures in the Business — Colmek section on page 21, you state that Colmek has long standing relationships with many of the major companies in the industry and a reason for acquiring Colmek was access to its customer base. It appears you should consider allocating a significant amount of the purchase price to amortizable Customer-related intangible assets under the specific guidance in paragraph Al4(b) of Appendix A in SEAS 141. It also appears you should consider allocating purchase price to Noncompetition Agreement and Employment contract intangible assets under the guidance in paragraphs A14(a)(6) and A14(d)(9) of SEAS 141, as your Stock Purchase Agreement (Exhibit 2.2) with Colmek details the employment (Section 11) and non-competition (Section 18) agreements you entered into with Mr. Brent Miller and Mr. Scott Debo, the two significant shareholders of Colmek who owned approximately 95% of that company. Your notes should clearly detail your analysis made in this manner, including the nature of each specific identifiable asset acquired and its estimated amortization period. The amount of any amortization expense recognized in the pro forma statement of operations should be easily computable from disclosure in the notes. Furthermore, if any adjustment is based on a preliminary allocation of the purchase that could be revised upon final allocation, please also include in the notes a sensitivity analysis for the impact of a change in the asset amount (e.g. $100,000) and its estimated useful (e.g. 1 yr) in accordance with the guidance in Item 1 1-02(b)(8) of Regulation S-X. In addition, if any significant remaining purchase price is allocated to goodwill, please expand the notes too clearly describe the factors that contributed to a purchase price that result in a significant recognition of goodwill and provided in the guidance for paragraph 51(b) of SEAS 141. Please advise and revise the pro forma financial information, accordingly.

The Company has provided an analysis of the purchase price and its allocation among identifiable tangible and intangible assets and goodwill

Note 3 — Pro Forma Purchase Price Adjustments, page F-59

51. The pro forms adjustments should be labeled and individually cross referenced to notes that clearly explain the nature and assumptions of the adjustment. In addition, please disclose computations of adjustment were applicable. For example, there are adjustments in the pro forma financial statements that are referenced to note 3, but not addressed in note 3, or the amount that is shown in note 3 does not equal the adjustment shown on the financial statements.

The Company has labeled and cross referenced all notes to the pro forma financial information.

General

52. Please consider the financial statement updating requirements of Item 3 10(g) in Regulation S-B on an ongoing basis. In this regard, please note that, when additional financial statements are filed in an amendment, the staff may require significant additional time to review the amendment.

Updated financial statements have been included in the Registration Statement.

53. In all amendments to the Form SB-2, please include a currently dated and manually signed consent from all independent public accountants.

Currently dated and manually signed consents from all independent public accountants have been included in the Registration Statement.

Item 27 Exhibits

54. Please file the amended agreement with Vision Opportunity Master Fund and all contracts or agreements that are material to your business operation. For instance, contracts with major shareholders or suppliers should be filed.

The Company has included the following additional agreements as exhibits to the Registration Statement:

•	Collaboration Agreement dated July 1, 2006 between Oxford Technical Solutions Ltd. and Codaoctopus
•	Amendment to Securities Purchase Agreements dated March 21, 2007 between Vision Opportunity Master Fund Ltd. and Codaoctopus
•	Securities Repurchase Agreement dated April 10, 2007 between Codaoctopus and Vision Opportunity Master Fund
•	Employment Agreement dated as of July 16, 2007 between the Company and Jody Frank

Signatures

55. Please have the principal financial officer sign in that capacity.

The Company has made revisions in accordance with the Staff’s comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman